UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

78112T206

(CUSIP Number)

JEFFERSON GRAMM

BANDERA PARTNERS LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4583

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		128,323
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

128,323
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		128,323
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

128,323
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		128,323
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

128,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,021
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		128,323
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,021
	10	SHARED DISPOSITIVE POWER

128,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 78112T206

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 128,323 Shares owned directly by Bandera Master Fund is approximately $945,203, including brokerage commissions.

The 3,021 Shares beneficially owned by Mr. Gramm represent Shares acquired upon the vesting of certain Restricted Stock Units (“RSUs”) that were awarded to Mr. Gramm for his service as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 19, 2022, Janel Corporation (the “Purchaser”) completed its tender offer (the “Offer”) pursuant to the terms and conditions set forth in that certain Stock Purchase and Sale Agreement, dated as of July 1, 2022 (the “Purchase Agreement”) between the Issuer and the Purchaser. In accordance with the Purchase Agreement, as of the closing of the Offer, effective immediately, Mr. Gramm resigned from the Board of Directors of the Issuer (the “Board”) and each committee of the Board on which he served.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 2,462,889 Shares outstanding as of August 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022.

As of the date hereof, Bandera Master Fund directly held 128,323 Shares, constituting approximately 5.2% of the Shares outstanding.

As of the date hereof, Mr. Gramm directly beneficially owned 3,021 Shares, constituting less than 1% of the Shares outstanding.

By virtue of their respective relationships with Bandera Master Fund as discussed in further detail in Item 2 of the Schedule 13D, each of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to beneficially own the 128,323 Shares directly held by Bandera Master Fund, constituting approximately 5.2% of the Shares outstanding, and, together with the 3,021 Shares he directly beneficially owns, Mr. Gramm may be deemed to beneficially own an aggregate of 131,344 Shares, constituting approximately 5.3% of the Shares outstanding.

(c)       Except as otherwise disclosed herein, there have been no transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D by the Reporting Persons. On August 19, 2022, Bandera Master Fund tendered an aggregate of 129,933 Shares to the Purchaser at a price of $20.00 per Share in accordance with the terms of the Offer. On August 19, 2022, Mr. Gramm tendered an aggregate of 3,059 Shares to the Purchaser at a price of $20.00 per Share in accordance with the terms of the Offer.

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CUSIP No. 78112T206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Member

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Member

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

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